                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                CFX Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.66 2/3 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12525V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                William J. Ryan
                Chairman, President and Chief Executive Officer
                     Peoples Heritage Financial Group, Inc.
                              One Portland Square
                          Portland, Maine  04112-9540
                                 (207) 761-8500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [    ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

         The total number of shares reported herein is 4,793,062 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of October 27, 1997. Unless otherwise indicated, all ownership percentages set forth herein assume that as of October 27, 1997, there were 24,002,744 shares of the issuer outstanding.



                               Page 1 of 18 Pages

  CUSIP No. 12525V102                                                 Page  2  of  18  Pages
                                                                           ---    ----
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Peoples Heritage Financial Group, Inc.
        IRS Employer Identification No. 01-0437984


  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)  [ ]

         Not Applicable                                                                                 (b)  [ ]



  3.  SEC USE ONLY


  4.  SOURCE OF FUNDS
        WC


  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
        Not applicable                                                                                       [ ]



  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Maine



  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                           4,793,062 1/
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                                   0
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                             4,793,062 1/

                                            10.  SHARED DISPOSITIVE POWER
                                                        0

--------------------

1/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this
     Schedule 13D.

  CUSIP No. 12525V102                                                     Page  3  of  18  Pages
                                                                               ---    ----
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
           4,793,062 2/


  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES
          Not Applicable                                                                                     [ ]


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.9%

  14.  TYPE OF REPORTING PERSON
          CO, HC

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.66 2/3 per share (the "CFX Common Stock"), of CFX Corporation ("CFX"), a corporation organized and existing under the laws of the State of New Hampshire and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of CFX are located at 102 Maine Street, Keene, New Hampshire 03431.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is filed by Peoples Heritage Financial Group, Inc. ("Peoples Heritage"), a corporation organized and existing under the laws of the State of Maine and registered as a bank holding company under the BHC Act. Through its subsidiaries, Peoples Heritage provides a wide range of financial services to individuals and businesses located in Maine, New Hampshire and Massachusetts. Peoples Heritage's principal offices are located at One Portland Square, Portland, Maine 04112-9540.

         Each executive officer and each director of Peoples Heritage is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Peoples Heritage is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.



--------------------

2/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this
     Schedule 13D.

         (d)-(e) During the last five years, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Peoples Heritage or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Option Agreement, dated as of October 27, 1997, between CFX, as issuer, and Peoples Heritage, as grantee (the "CFX Option Agreement"), CFX has granted Peoples Heritage an irrevocable option to purchase the shares of CFX Common Stock covered by this Schedule 13D under certain circumstances (the "CFX Option"). Specifically, the CFX Option grants Peoples Heritage the right to purchase up to 4,793,062 shares of CFX Common Stock (the "CFX Option Shares") (which represent 19.9% of the number of shares outstanding on October 27, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the CFX Option), subject to certain adjustments, at a price, subject to certain adjustments, of $22.69 per share. The CFX Option was granted by CFX as a condition of and in consideration for Peoples Heritage entering into an Agreement and Plan of Merger, dated as of October 27, 1997, between Peoples Heritage and CFX (the "Merger Agreement").

         The exercise of the CFX Option for the full number of CFX Option Shares currently covered thereby would require aggregate funds of approximately $108.8 million. It is anticipated that, should the CFX Option become exercisable and should Peoples Heritage elect to exercise the CFX Option, Peoples Heritage would obtain the funds for purchase from working capital.

         A copy of the CFX Option Agreement is included as Exhibit 10.1 to the Current Report on Form 8-K filed by Peoples Heritage with the Securities and Exchange Commission (the "SEC") on November 3, 1997 and is incorporated herein by reference in its entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

         On October 27, 1997, Peoples Heritage and CFX entered into the Merger Agreement, pursuant to which CFX will, subject to the conditions and upon the terms stated therein, merge with and into Peoples Heritage (the "Merger"). CFX and Peoples Heritage also entered into a Stock Option Agreement (the "Peoples Heritage Option Agreement," and together with the CFX Option Agreement, the "Option Agreements"), pursuant to which Peoples Heritage granted to CFX an irrevocable option to purchase shares of Peoples Heritage common stock, $.01 par value per share (the "Peoples Heritage Common Stock") under certain circumstances (the "Peoples Heritage Option," and together with the CFX

Option, the "Options"). Specifically, the Peoples Heritage Option grants CFX the right to purchase up to 2,769,736 shares of Peoples Heritage Common Stock (the "Peoples Heritage Option Shares") (which represent 10.0% of the number of shares of Peoples Heritage Common Stock outstanding on October 27, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Peoples Heritage Option), subject to certain adjustments, at a price, subject to certain adjustments, of $43.13 per share. The Peoples Heritage Option was granted by Peoples Heritage as a condition of and in consideration for CFX entering into the Merger Agreement.

         The Merger Agreement provides, among other things, that as a result of the Merger each share of CFX Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than any dissenting shares under New Hampshire law and certain other shares) will be converted into the right to receive .667 of a newly-issued share of Peoples Heritage Common Stock (the "Exchange Ratio").

         The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of CFX and Peoples Heritage, the receipt of all required regulatory approvals of the Merger and contemplated subsidiary bank mergers, the receipt from the parties' respective counsel of favorable legal opinions with respect to the tax consequences of the transactions contemplated by the Merger Agreement, the receipt by the parties' of a letter from Peoples Heritage's independent public accountants to the effect that the Merger shall be accounted for as a pooling-of-interests under generally accepted accounting principles and the receipt by each of CFX and Peoples Heritage of an opinion from the other party's legal counsel relating to certain legal matters. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Peoples Heritage with the SEC with respect to the shares of Peoples Heritage Common Stock to be issued in the Merger and the approval for listing of such shares on the Nasdaq Stock Market's National Market, as well as other customary conditions. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

         The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the Merger. Pending consummation of the Merger, CFX and its subsidiaries generally are required to conduct their respective businesses in the ordinary course consistent with past practice and to use all reasonable efforts to preserve their respective business organizations intact. In addition, CFX shall not, and shall cause each CFX subsidiary not to, among other things, declare any dividend on the CFX Common Stock, except for regular quarterly cash dividends which are not in excess of $.22 per share of CFX Common Stock (which generally shall have the same record and payment dates as the record and payment dates for quarterly dividends on the Peoples Heritage Common Stock); issue any shares of its capital stock, other than upon exercise of outstanding options to purchase CFX Common Stock, pursuant to the CFX Employee Stock Purchase Plan for any offering period pursuant thereto ended on or before December 31, 1997 and pursuant to the CFX Option Agreement; effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization; take specified actions with respect to its business, including without limitation increase the rate of compensation of its directors, officers or employees, enter into or modify any employee benefit plan, change its methods of accounting or tax reporting, purchase or sell assets, make capital expenditures, enter into contracts with respect to branch offices, acquire any business or entity, enter into any new line of business and enter into futures, options and similar contracts, except in the case of each of the foregoing as permitted by the Merger Agreement; amend its articles and bylaws; take any action that would impede the Merger from qualifying for pooling-of-interests accounting or as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"); take any action that would result in any of the representations and warranties of CFX not being true and correct in any material respect at or prior to the Effective Time or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; or agree to do any of the foregoing.

         The Merger Agreement further provides that CFX shall not solicit or encourage any inquiries relating to, or the making of any proposal which constitutes, an Acquisition Transaction (as defined in the Merger Agreement) or, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors of CFX, as advised by counsel, (i) recommend or endorse an Acquisition Transaction, (ii) participate in any discussions or negotiations regarding an Acquisition Transaction or (iii) provide any third party with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction (other than in each case with or to Peoples Heritage or an affiliate of Peoples Heritage). The term "Acquisition Transaction" generally is defined in the Merger Agreement to mean any merger or consolidation involving CFX or a subsidiary of CFX, a purchase, lease or other acquisition of all or a substantial portion of the assets and liabilities of CFX or a subsidiary of CFX (other than CFX Funding L.L.C.) or a purchase or other acquisition of an interest in any class or series of equity securities of CFX (except as otherwise expressly permitted by the Merger Agreement) or a subsidiary of CFX.

         The Merger Agreement also provides that pending consummation of the Merger Peoples Heritage and its subsidiaries shall conduct their respective businesses in substantially the same manner as theretofore conducted, provided that nothing contained therein shall be deemed to prevent Peoples Heritage from effecting other acquisitions or entering into new lines of business. In addition, Peoples Heritage shall not, and shall cause each subsidiary which is a Significant Subsidiary (as defined in the Merger Agreement) not to, declare any dividend on the Peoples Heritage Common Stock, except for regular quarterly cash dividends which are not in excess of $.25 per share of Peoples Heritage Common Stock; amend its articles and bylaws in a manner which would adversely affect the Peoples Heritage Common Stock or its ability to consummate the transactions contemplated by the Merger Agreement; take any action that would impede the Merger from qualifying for pooling-of-interests accounting or as a reorganization under the Code; take any action that would result in any of the representations and warranties of Peoples Heritage not being true and correct in any material respect at or prior to the Effective Time or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; or agree to do any of the foregoing.

         The Merger Agreement provides that upon consummation of the Merger (i) the Board of Directors of Peoples Heritage will include five persons serving as a director of CFX immediately prior to the Effective Time (including Peter J. Baxter) designated by CFX and who both meet the director qualification requirements set forth in the Bylaws of Peoples Heritage and are otherwise acceptable to Peoples Heritage and (ii) Peter J. Baxter shall be Vice Chairman of the Board of Directors and an Executive Vice President and Chief Operating Officer of Peoples Heritage.

         The Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Merger Agreement or (b) materially breaches any representations or warranties contained in the Merger Agreement, in each case if such breach has not been cured within thirty days after notice thereof from the terminating party; (iii) by any party if certain required regulatory approvals or consents are not obtained; (iv) by any party if either Peoples Heritage's or CFX's shareholders do not approve the Merger Agreement, unless such failure to approve is caused by the failure of the party seeking such termination to materially perform its obligations under the Merger Agreement; (v) by either Peoples Heritage or CFX if the Merger is not consummated by October 27, 1998, unless the failure to consummate the Merger is due to a breach by the party seeking such termination of its obligations under the Merger Agreement; (vi) by either party if the Board of Directors of the other party has withdrawn, modified or changed in a manner adverse to the terminating party its recommendation to its stockholders to approve the Merger Agreement; (vii) by Peoples Heritage during the 15-day period following execution of the Merger Agreement if certain additional matters which are disclosed to Peoples Heritage by CFX within such period so materially and adversely affect the financial consequences of the transaction contemplated by the Merger Agreement that in Peoples Heritage's reasonable judgment it would not have entered into the Merger Agreement had they been known as of the date of execution of the Merger Agreement; or (viii) by CFX, at any time during the three-day period commencing on the date on which the last required governmental approval for consummation of the Merger and the contemplated subsidiary bank mergers is received (the "Determination Date"), if (x) the number obtained by dividing the average of the daily closing prices of a share of Peoples Heritage Common Stock during the 20 days preceding such approval date (the "Average Closing Price") by the market price of a share of the Peoples Heritage Common Stock on the last trading date preceding the first public announcement of the Merger (the "Starting Price") (the "Peoples Heritage Ratio") is less than .80, and (y) the Peoples Heritage Ratio is less than the number obtained by dividing the sum of the weighted final prices of the common stocks of a specified peer group of 22 publicly-traded bank holding companies on the Determination Date by the sum of the weighted initial prices of such common stocks on the last trading date preceding the first public announcement of the Merger, and subtracting 0.15 from this quotient (the "Index Ratio"), subject, however, to the following: (1) in the event CFX elects to exercise this termination right it must give written notice to Peoples Heritage; (2) during the three-day period commencing with its receipt of such notice, Peoples Heritage shall have the option to increase the consideration to be received by the holders of CFX Common Stock by adjusting the Exchange Ratio to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing
(A) the product of the Starting Price, 0.80 and the Exchange Ratio by (B) the Average Closing Price on the Determination Date and (y) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio by (B) the Peoples Heritage Ratio; and (3) in the event Peoples Heritage elects to increase the Exchange Ratio within such three-day period the Merger Agreement will not be terminated.

         Concurrently with entering into the Merger Agreement, Peoples Heritage and CFX entered into the CFX Option Agreement, pursuant to which CFX granted to Peoples Heritage the CFX Option.

         Under the CFX Option Agreement, the CFX Option will become exercisable (so long as Peoples Heritage is not in willful breach of any of its covenants or agreements contained in the Merger Agreement under circumstances that would entitle CFX to terminate the Merger Agreement) upon the occurrence of both a Preliminary Purchase Event (as defined in the CFX Option Agreement) and a Purchase Event (as defined in the CFX Option Agreement) prior to the occurrence of an Exercise Termination Event (as defined in the CFX Option Agreement).

         A "Preliminary Purchase Event" means any of the following events: (1) CFX shall have authorized, recommended or publicly proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement (other than with Peoples Heritage or any subsidiary of Peoples Heritage) to effect (a) a merger, consolidation or similar transaction with CFX or any of its subsidiaries, (b) the purchase, lease or other acquisition of all or a substantial portion of the consolidated assets or consolidated deposits of CFX and its subsidiaries or (c) the sale or other disposition of securities representing 10% or more of the voting power of CFX or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); (2) any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) shall have commenced, or shall have filed a registration statement under the Securities Act of 1933 ("Securities Act") with respect to, a tender offer or exchange offer to purchase any shares of CFX Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of CFX Common Stock; (3) the CFX stockholders shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or CFX's Board of Directors shall have withdrawn or modified in a manner adverse to Peoples Heritage the recommendation of CFX's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced or become publicly known that any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, commenced a tender offer or filed a registration statement under the Securities Act with respect to an exchange offer or filed an application (or given notice) under the BHC Act, the Bank Merger Act, as amended, the Change in Bank Control Act of 1978, as amended, or any other applicable federal or state banking law for approval to engage in an Acquisition Transaction; or
(4) CFX shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Peoples Heritage to terminate the Merger Agreement after (x) a proposal is made by any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) to CFX or its stockholders to engage in an Acquisition Transaction, (y) any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) states its intention to CFX or its stockholders to make a proposal to engage in an Acquisition Transaction if the Merger Agreement terminates or (z) any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) shall have filed an application or notice with any governmental entity to engage in an Acquisition Transaction. A "Purchase Event" means any of the following events: (1) the occurrence of the Preliminary Purchase Event described in clause (1) of the preceding sentence, except that the percentage referred to in clause (c) of such clause shall be 25%; or (2) any person (other than Peoples Heritage or any subsidiary of Peoples Heritage) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of CFX Common Stock.

         Under the CFX Option Agreement, at any time after the first occurrence of a Repurchase Event (as defined in the CFX Option Agreement) and prior to an Exercise Termination Event, Peoples Heritage may request CFX to repurchase the CFX Option and any CFX Option Shares purchased pursuant thereto at an aggregate price specified in the CFX Option Agreement, provided that the obligation of CFX to repurchase the CFX Option and any CFX Option Shares under the CFX Option Agreement shall not terminate upon the occurrence of an Exercise Termination Event unless no Purchase Event shall have occurred prior to the occurrence of an Exercise Termination Event.

         Each of the following is an "Exercise Termination Event" for purposes of the CFX Option Agreement: (i) the Effective Time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Preliminary Purchase Event, except for a termination by Peoples Heritage due to a breach by CFX of any covenant or undertaking in the Merger Agreement which would permit Peoples Heritage to terminate the Merger Agreement pursuant to Section 7.1(b)(i) thereof (a "Default Termination") and (iii) 12 months following termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event or pursuant to a Default Termination, provided that if a Preliminary Purchase Event continues or occurs beyond such termination and prior to the passage of such 12-month period, then the period shall be 12 months from the expiration of the last Preliminary Purchase Event to expire but in no event more than 18 months after such termination.

         The CFX Option Agreement provides that in the event CFX enters into certain transactions with third parties, Peoples Heritage will have the right to substitute for the CFX Option a substitute option (the "Substitute Option") with (i) the continuing or surviving corporation, in the case of a merger or consolidation with CFX, (ii) the transferee, in the case of a transfer of all or substantially all of CFX's assets or (iii) with CFX. In such case, the Substitute Option will have the same or, if not so permitted by law, as similar as possible terms as the CFX Option, with the number of shares covered by the Substitute Option and the exercise price therefor determined as specified in the CFX Option Agreement.

         The CFX Option Agreement provides that in no event shall Peoples Heritage's Total Profit (as defined in the CFX Option Agreement) exceed $35,000,000 and, if it otherwise would exceed such amount, Peoples Heritage, at its sole election, shall either (i) reduce the number of shares of CFX Common Stock subject to the CFX Option, (ii) deliver to CFX for cancellation CFX Option Shares previously purchased by Peoples Heritage, (iii) pay cash to CFX or (iv) any combination thereof, so that Peoples Heritage's actually realized Total Profit shall not exceed $35,000,000 after taking into account the foregoing actions. The term "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by Peoples Heritage pursuant to CFX's repurchase of the CFX Option (or any portion thereof) pursuant to the CFX Option Agreement, (ii) (x) the amount received by Peoples Heritage pursuant to CFX's repurchase of the CFX Option Shares, less (y) Peoples Heritage's purchase price for such CFX Option Shares, (iii) (x) the net cash amounts received by Peoples Heritage pursuant to the sale of CFX Option Shares (or any other securities into which such CFX Option Shares are converted or exchanged) to any unaffiliated party, less (y) Peoples Heritage's purchase price of such CFX Option Shares, (iv) any amounts received by Peoples Heritage on the transfer of the CFX Option (or any portion thereof) to any unaffiliated party and (v) any equivalent amount with respect to the Substitute Option.

         The CFX Option Agreement also provides that the CFX Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined in the CFX Option Agreement) of more than $35,000,000, provided that this provision shall not restrict any exercise of the CFX Option permitted on any subsequent date. The term "Notional Total Profit" means with respect to any number of shares as to which Peoples Heritage may propose to exercise the CFX Option the Total Profit determined as of the date of such proposed exercise assuming that the CFX Option were exercised on such date for such number of shares and assuming that such shares, together with all other CFX Option Shares held by Peoples Heritage and its affiliates as of such date, were sold for cash at the closing market price for the CFX Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

         Except as set forth herein or in the Exhibits hereto, to the best of Peoples Heritage's knowledge, CFX does not have any current plans or proposals that relate to or would result in:

         (A) The acquisition by any person of additional shares of CFX Common Stock or the disposition of shares of CFX Common Stock;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CFX or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of CFX or any of its subsidiaries;

         (D) Any change in the present Board of Directors or management of CFX, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of CFX;

         (F) Any other material change in CFX's business or corporate structure;

         (G) Any changes in CFX's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CFX by any person;

         (H) Causing a class of securities of CFX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of CFX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (J)     Any action similar to any of those enumerated above.

         The foregoing descriptions of the Merger Agreement and the CFX Option Agreement are qualified in their entirety by reference to such documents, copies of which are included as Exhibits 2.1 and 10.1, respectively, to the Current Report on Form 8-K filed by Peoples Heritage on November 3, 1997 and are incorporated herein by reference in their entirety.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) By reason of its execution of the CFX Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Peoples Heritage may be deemed to have sole voting and sole dispositive power with respect to the CFX Common Stock subject to the CFX Option and, accordingly, may be deemed to beneficially own 4,793,062 shares of CFX Common Stock, or 19.9% of the CFX Common Stock issued and outstanding as of October 27, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the CFX Option. However, because the CFX Option is exercisable only in the circumstances set forth in
Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Peoples Heritage expressly disclaims any beneficial ownership of the 4,793,062 shares of CFX Common Stock which are obtainable by Peoples Heritage upon exercise of the CFX Option.

         Except as set forth above, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any CFX Common Stock.

         (c) Except as set forth above, no transactions in CFX Common Stock were effected during the past 60 days by Peoples Heritage or, to the best of Peoples Heritage's knowledge, by any of the individuals named in Schedule 1 hereto.

         (d) So long as Peoples Heritage has not purchased the Shares of CFX Common Stock subject to the CFX Option, Peoples Heritage does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of CFX Common Stock.

         (e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Concurrently with the entering into of the CFX Option Agreement, CFX and Peoples Heritage entered into the Peoples Heritage Option Agreement. See
Item 4 above. With the exception of the number of shares subject to the option, the price at which the option may be exercised and the percentage of Peoples Heritage Common Stock which would be owned by CFX upon exercise of the option, the terms of the Peoples Heritage Option Agreement are substantially identical in all respects to those of the CFX Option Agreement.

         The foregoing description of the Peoples Heritage Option Agreement is qualified in its entirety by reference to the copy of the Peoples Heritage Option Agreement, which is filed as Exhibit 10.2 to the Current Report on Form 8-K filed by Peoples Heritage on November 3, 1997 and incorporated herein by reference.

         As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of CFX, including certain customary restrictions relating to the CFX Common Stock. Except as provided in the Merger Agreement and the Option Agreements, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of CFX, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

 Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Peoples Heritage Financial Group, Inc.

 Exhibit 2 Agreement and Plan of Merger, dated as of October 27, 1997, between Peoples Heritage
                         Financial Group, Inc. and CFX Corporation
                         (incorporated by reference to Exhibit 2.1 to Peoples Heritage Financial Group, Inc.'s Current Report on Form 8-K filed on November 3, 1997).

 Exhibit 3 Stock Option Agreement, dated as of October 27, 1997, between CFX Corporation, as issuer, and Peoples Heritage Financial Group, Inc., as grantee (incorporated by reference to Exhibit 10.1 to Peoples Heritage Financial Group, Inc.'s Current Report on Form 8-K filed on November 3, 1997).

 Exhibit 4               Stock Option Agreement, dated as of October 27,
                         1997, between Peoples Heritage Financial Group, Inc., as issuer, and CFX Corporation, as grantee (incorporated by reference to Exhibit 10.2 to Peoples Heritage Financial Group, Inc.'s Current Report on Form 8-K filed on November 3, 1997).

 Exhibit 5 Press Release, dated October 27, 1997, relating to transactions between Peoples Heritage Financial Group, Inc. and CFX Corporation (incorporated by reference to Exhibit 99.1 to Peoples Heritage Financial Group, Inc.'s Current Report on Form 8-K filed on October 27, 1997).

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                       PEOPLES HERITAGE FINANCIAL GROUP, INC.




                       By:     /s/ Peter J. Verrill
                               -------------------------------------------------
                               Peter J. Verrill
                               Executive Vice President, Chief Operating
                                Officer, Chief Financial Officer and Treasurer


November 5, 1997

                                 EXHIBIT INDEX

               Exhibit                                          Description
               -------                                          -----------
                  1                   Name, business address and present principal occupation  of each director and executive officer of Peoples Heritage
                                      Financial Group, Inc.

                  2                   Agreement and Plan of Merger, dated as of October 27, 1997, between Peoples Heritage Financial Group, Inc. and CFX
                                      Corporation (incorporated by reference to Exhibit 2.1 to
                                      Peoples Heritage Financial Group, Inc.'s Current Report on
                                      Form 8-K filed on November 3, 1997).

                  3                   Stock Option Agreement, dated as of October 25, 1997, between
                                      CFX Corporation, as issuer, and Peoples Heritage Financial
                                      Group, Inc., as grantee (incorporated by reference to Exhibit
                                      10.1 to Peoples Heritage Financial Group,  Inc.'s Current
                                      Report on Form 8-K filed on November 3, 1997).

                  4                   Stock Option Agreement, dated as of October 27, 1997, between
                                      Peoples Heritage Financial Group, Inc., as issuer, and CFX
                                      Corporation, as grantee (incorporated by reference to Exhibit
                                      10.2 to Peoples Heritage Financial Group, Inc.'s Current
                                      Report on Form 8-K filed on November 3, 1997).

                  5                   Press Release, dated October 27, 1997, relating to
                                      transactions between Peoples Heritage Financial Group, Inc.
                                      and CFX Corporation (incorporated by reference to Exhibit 99.1 to Peoples Heritage Financial Group, Inc.'s Current Report on
                                      Form 8-K filed on October 27, 1997).